SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005,

Coca-Cola Hellenic Bottling Company S.A.

(Translation of Registrant’s Name Into English)

9 Fragoklissias Street, 151 25 Maroussi, Athens, Greece

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☒   Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Table of Contents

Press Release of November 23, 2005 – Results for the nine months ended September 30 2005 (IFRS)
Press Release of September 9, 2005 – Negotiations to purchase the leading juice company in Serbia and Montenegro.

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Results for the nine months ended 30 September 2005 (IFRS)

Strong momentum continues

HIGHLIGHTS FOR THE NINE MONTHS

•                  Volume of 1,189 million unit cases excluding acquisitions, 10% above 2004 (including acquisitions: 1,211 million unit cases, 12% above 2004),

•                  Strong progress in underlying operating profit (EBIT) to €439 million, 9% above prior year (13% above 2004 including acquisitions),

•                  Underlying net profit of €299 million (reported: €300 million), 17% above prior year,

•                  Underlying EPS of €1.25 (reported: €1.26), 17% above prior year,

•                  Cash flow generated from operating activities less capital expenditure strengthened to €250 million versus €168 million for the comparable period in 2004.

THIRD QUARTER HIGHLIGHTS

•                  Volume of 444 million unit cases excluding acquisitions, 10% above 2004 (including acquisitions: 456 million unit cases, 13% above 2004),

•                  Strong progress in underlying operating profit (EBIT) to €197 million, 12% above prior year (16% above 2004 including acquisitions),

•                  Underlying net profit of €142 million (reported: €146 million), 20% above prior year,

•                  Underlying EPS of €0.60 (reported: €0.61), 20% above prior year.

Doros Constantinou, Managing Director of Coca-Cola HBC, commented:

“I am pleased to report another solid quarter, and nine months as we continue the successful execution of our strategy. The roll out of new products and packages, continued focus on revenue management and best practice sharing across our countries, enabled us to deliver strong volume growth and profitability improvement, despite rising input costs and challenging retail trends in some of our markets.

We remain confident that we will meet our 2005 full year financial targets as we continue to see steady momentum in several countries and reinvest in the business in line with our strategic initiatives.”

23 November 2005

Note 1: Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses and restructuring costs as per notes 4 and 5, respectively, the amortisation of indefinitely-lived intangible assets in 2004, as per note 1 and the results of the acquired entities in 2005.

Note 2: The Multon acquisition is being accounted for as a joint venture. As a result, we are consolidating our 50% share of the total business effective from 20 April 2005.

Coca-Cola HBC
9, Fragoklissias str., 151 25 Maroussi, Athens, Greece
Tel: (+30) 210 618 3100, Fax: (+30) 210 6195 514
www.coca-colahbc.com

Coca-Cola HBC (‘CCHBC’ or the ‘Group’) is one of the world’s largest bottlers of products of The Coca-Cola Company (‘TCCC’) and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX:EEEK), with secondary listings on the London (LSE:CCB) and Australian (ASX:CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE:CCH).

Financial information in this announcement is presented on the basis of International Financial Reporting Standards (‘IFRS’). CCHBC also prepares financial information under accounting principles generally accepted in the United States (‘US GAAP’), which are available on our website: www.coca-colahbc.com

INQUIRIES:

Company contacts: Coca-Cola HBC Melina Androutsopoulou Investor Relations Director	Tel: +30 210 618 3229 email: melina.androutsopoulou@cchbc.com

George Toulantas Investor Relations Associate	Tel: +30 210 618 3255 email: george.toulantas@cchbc.com

Anna Konoplianikova Investor Relations Analyst	Tel: +30 210 618 3124 email: anna.konoplianikova@cchbc.com

European press contact: FD Greece Alastair Hetherington	Tel: +30 210 725 8194 email: alastair.hetherington@fd.com

US press contact: FD US Jim Olecki	Tel: +1 212 850 5600 email: jolecki@fd-us.com

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 30 September 2005 (IFRS)

Overview

CCHBC delivered solid EBIT and EPS growth in the first nine months of 2005. Our performance reflects very strong organic volume growth, selective price increases, supply chain efficiencies and a favourable currency impact, all of which helped offset higher raw material costs. We continue to reinvest strongly for the future of the business and these results demonstrate both our skills and operational focus and that the solid execution of our strategy continues to deliver solid results, even in challenging conditions.

Volume, excluding the impact of our recent acquisitions in Russia, Bulgaria and Serbia, grew by approximately 10% in the third quarter and the first nine months of 2005. Including acquisitions, volume grew by 13% in the third quarter and 12% in the nine month period.

Positive volume growth was achieved in all product categories during both periods under review. It is important to highlight that during the third quarter of 2005, core CSD volume grew by mid single-digits, while water and other non-CSDs delivered strong double-digit volume growth. In addition, our continued focus on marketing activities and increased availability of Light/Diet CSDs, resulted in a low double-digit volume increase in this category.

During the third quarter, we continued to roll out innovation initiatives with new products, flavour extensions and new packages. Fanta flavours, such as green apple, were introduced in the Baltics, and Cappy juice extensions were introduced in Croatia.   We also began specific outlet promotions in Italy during the quarter, building towards the Turin 2006 Winter Olympic Games. Our successful sampling programs of Nestea in Greece and Coca-Cola Light in Italy and many of our other markets helped drive growth of these brands. We continue to run the Coke and Music campaign in an increasing number of countries, following the success we have seen with this promotion.

Multon’s integration in Russia is progressing well, with key initiatives focused around increased penetration of the immediate consumption channel, new product launches, promotional activities and rapidly increasing chilled availability of our products. In July, we launched a new 250ml non-returnable glass bottle for Rich juice in Russia to support our plans for a fast roll out of the Multon portfolio of brands into the immediate consumption channel. During the same month, Multon’s juice brands Dobry and Rich were launched in Ukraine.

Net sales revenue in both periods under review benefited from strong volume growth, selected planned price increases and a favourable currency impact.

Underlying EBIT for the Group grew by 9% in the first nine months of the year, and underlying EPS grew by 17%. Underlying EBIT margins for the first nine months remained stable compared with the prior year, despite our continued planned investments in building sales-force and system capabilities and the negative impact of high raw material costs. This was largely achieved through supply chain efficiencies and aided by a favourable currency impact.

During the third quarter of 2005, CCHBC acquired Vendit, one of the largest independent vending operators in Ireland. While this acquisition will be immediately EPS accretive, the impact on the Group financial results is minimal. This acquisition will significantly enhance our vending operation in Ireland and provide an opportunity for further expansion in the fast growing at-work channel.

Operational Review by Reporting Segments

	Volume (million unit cases)
Nine months	2005	2004	% Change
Established Markets	442.1	439.6	+1%
Developing Markets	233.9	204.2	+15%
Emerging Markets	513.3	440.8	+16%
CCHBC excl. acquisitions	1,189.3	1,084.6	+10%
Acquisitions	21.7	—	n/a
CCHBC reported	1,211.0	1,084.6	+12%

	Underlying EBIT (€ million)			Reported EBIT (€ million)
Nine months	2005	2004	% Change	2005	2004	% Change
Established Markets	250.0	237.6	+5%	220.2	157.4	+40%
Developing Markets	46.2	44.1	+5%	44.6	35.7	+25%
Emerging Markets	143.2	120.3	+19%	155.8	106.1	+47%
CCHBC	439.4	402.0	+9%	420.6	299.2	+41%

	Volume (million unit cases)
3rd Quarter	2005	2004	% Change
Established Markets	154.0	153.2	+1%
Developing Markets	91.1	79.7	+14%
Emerging Markets	198.8	169.1	+18%
CCHBC excl. acquisitions	443.9	402.0	+10%
Acquisitions	11.7	—	n/a
CCHBC reported	455.6	402.0	+13%

	Underlying EBIT (€ million)			Reported EBIT (€ million)
3rd Quarter	2005	2004	% Change	2005	2004	% Change
Established Markets	95.3	91.9	+4%	82.4	63.5	+30%
Developing Markets	26.9	24.0	+12%	26.8	21.9	+22%
Emerging Markets	75.1	60.8	+23%	82.0	56.1	+46%
CCHBC	197.3	176.7	+12%	191.2	141.5	+35%

Note 1: Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses and restructuring costs as per notes 4 and 5, respectively, the amortisation of indefinitely-lived intangible assets in 2004, as per note 1 and the results of the acquired entities in 2005.

Note 2: The Multon acquisition is being accounted for as a joint venture. As a result, we are consolidating our 50% share of the total business effective from 20 April 2005.

Established markets

Volume

Unit case volume was 442 million in the first nine months of 2005, 1% above prior year and 154 million for the quarter, 1% ahead of the third quarter of 2004. Italy continued to perform well during the third quarter, driving growth in CSDs and quality in-outlet execution as a result of our route-to-market project.  Greece reported low single digit volume growth during the third quarter of 2005, driven by strong growth in water, tea and Light/Diet CSDs. The difficult operating environment in Austria and Switzerland, coupled with heavy rain and flooding particularly in the month of August, led to some softness in volume in these countries.

Operating profit (EBIT)

Established markets contributed €250 million to the Group’s underlying EBIT for the first nine months of 2005, 5% above the comparable prior period and €95 million for the quarter, 4% above the prior quarter. Profitability improvement in this segment was driven by Italy and Ireland in both periods under review as a result of mix improvements and cost saving initiatives. We plan to build on our success in Italy through significant investments in sales-force, route-to-market, cooler placements and cost cutting initiatives in order to drive sustainable profitable growth. Profitability in Switzerland and Austria were negatively impacted during the third quarter as a result of the above mentioned volume softness.

Developing markets

Volume

Unit case volume was 234 million for the first nine months of 2005 and 91 million for the quarter, an increase of 15% and 14%, respectively, above prior periods. Volume in this segment continues to recover from the effect of EU entry of several countries in 2004 as a result of our planned initiatives to maintain broadly flat price levels and increase promotional activity, to help build our consumer franchise in key markets. This was further supported by continued investments in sales-force capabilities and cooler placements. The majority of our markets grew volume by double digits, with Poland, Czech Republic and the Baltics being the key contributors. Poland continued to perform extremely well, with CSDs, water and tea being the key drivers of performance. In Hungary, strong market execution, ongoing placement of coolers and successful promotions in the immediate consumption channel contributed to market share gains and strong growth in juices and water, partially offsetting softness in the CSD category.

Operating profit (EBIT)

Developing markets contributed an underlying EBIT of €46 million for the first nine months of 2005 and €27 million for the quarter, an increase of 5% and 12%, respectively, over prior year. As discussed above and previously, our strategy to continue building our consumer franchise was supported by a favourable currency impact, which was reinvested back into the business. This led to strong volume growth, which in turn supported our improved profitability in both periods under review. These initiatives have now built a solid platform for the future profitable growth in this segment.

Emerging markets

Volume

Unit case volume excluding acquisitions was 513 million for the first nine months of 2005, 16% above prior year (reported: 535 million unit cases, 21% above prior year) and 199 million for the quarter, 18% above prior year (reported: 210 million unit cases, 24% above prior year). Russia, Romania, Bulgaria and Ukraine were the key performance drivers within this segment, all delivering strong double-digit growth. In Russia, all product categories grew volume by double-digits. In Ukraine, CSDs and water under the Bonaqua trademark grew volume by double-digits, while in July, Multon’s juice brands Dobry and Rich were launched. In Nigeria, CSDs, water and juice continued to perform very well. Our planned price increase for 2005 took place in September, ahead of the high selling season, and has been well absorbed by the market.

Operating profit (EBIT)

Emerging markets contributed €143 million to the Group’s underlying EBIT for the first nine months of 2005 representing an increase of 19% over the prior year and €75 million for the quarter, 23% over the prior year. Romania, Russia and Ukraine were the key contributors to EBIT margin growth in this segment. In Nigeria, following the September price increase, we expect our profitability to improve both in the fourth quarter of the year and into 2006.

Group Financial Review

	Nine months
	2005	2004	% Change
	€ million	€ million
Volume in unit cases (in millions)	1,211.0	1,084.6	+12%
Volume excluding acquisitions in unit cases (in millions)	1,189.3	1,084.6	+10%
Net sales revenue	3,674.9	3,299.3	+11%
Cost of goods sold	(2,142.7)	(1,938.5)	+11%
Gross profit	1,532.2	1,360.8	+13%
Underlying total operating expenses	(1,065.5)	(958.8)	+11%
Underlying operating profit (EBIT)	439.4	402.0	+9%
EBITDA	679.0	611.8	+11%
Underlying net profit attributable to shareholders	298.6	254.4	+17%
Underlying basic and diluted EPS (in euros)	1.25	1.07	+17%

	Third quarter
	2005	2004	% Change
	€ million	€ million
Volume in unit cases (in millions)	455.6	402.0	+13%
Volume excluding acquisitions in unit cases (in millions)	443.9	402.0	+10%
Net sales revenue	1,386.7	1,226.8	+13%
Cost of goods sold	(795.1)	(716.9)	+11%
Gross profit	591.6	509.9	+16%
Underlying total operating expenses	(380.3)	(333.2)	+14%
Underlying operating profit (EBIT)	197.3	176.7	+12%
EBITDA	285.2	248.5	+15%
Underlying net profit attributable to shareholders	142.2	118.8	+20%
Underlying basic and diluted EPS (in euros)	0.60	0.50	+20%

Note 1: Underlying financial indicators (Operating profit, EPS, etc.) exclude the recognition of pre-acquisition tax losses and restructuring costs as per notes 4 and 5, respectively, the amortisation of indefinitely-lived intangible assets in 2004, as per note 1 and the results of the acquired entities in 2005.

Note 2: The Multon acquisition is being accounted for as a joint venture. As a result, we are consolidating our 50% share of the total business effective from 20 April 2005.

Changes in accounting policies

The Group made a number of changes to its accounting policies, with effect from 1 January 2005, in order to comply with revisions to International Financial Reporting Standards. These changes are detailed in the notes to the condensed consolidated financial statements. Of particular note, is the cessation of amortisation of intangible assets with indefinite useful lives and the recognition of stock option expenses in the income statement.

Net sales revenue

Underlying net sales revenue increased by approximately 9% in the first nine months of 2005 and by 10% in the third quarter versus the same period of 2004. On a currency neutral basis, underlying net sales revenue per unit case for the Group decreased by approximately 2% in the nine months of the year against 2004. Within the segments, the emerging markets achieved a 2% growth in net sales revenue per unit case on a currency neutral basis over the first nine months of the year, while the established markets were slightly above last year.  The developing segment registered a net sales revenue per unit case decline of approximately 5%, on a currency neutral basis.

Cost of goods sold

Underlying cost of goods sold increased by 9% over the first nine months and by 8% over the third quarter versus prior year, driven by the growth in volume and higher raw material costs. On-going supply chain efficiency improvement initiatives compensated for the increases in raw material costs, primarily PET and sugar. This resulted in the cost of goods sold per unit case on a currency neutral basis decreasing by approximately 2% over the first nine months of the year against 2004.

Gross profit

Underlying gross margin over the first nine months of 2005 was up to 41.7% versus 41.2% for the same period of 2004. For the third quarter, the underlying gross margin improved from 41.6% last year to 42.7% this year.

Operating expenses

Total underlying operating expenses increased by 11% in the first nine months of 2005 and by 14% for the third quarter compared to the corresponding period in 2004, as gains from the continuing containment of back office expenses are invested in building sales-force capabilities, in line with our strategy of driving continued top-line growth.

Operating profit (EBIT)

Underlying operating profit (EBIT) increased by 9% in the first nine months from €402 million last year to €439 million and by 12% for the quarter from €177 million last year to €197 million. This result, in line with our plans, has been achieved by solid volume growth, maintaining stable gross margins on a currency neutral basis and a favourable currency impact.

Tax

CCHBC’s effective tax rate for the first nine months of 2005, excluding the amortisation of, and adjustments to, intangible assets was approximately 24% versus 25% for the same period last year. This reduction from the same period last year is substantially due to the impact of lower statutory tax rates applying in 2005 to the profits of various central European operations. The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across our territories. We expect our effective tax rate, excluding the amortisation of, and adjustments to, intangible assets for the full year to be approximately 26% (this rate excludes any tax credits arising through the current recognition of previously unrecognised accumulated tax losses).

Net profit

Underlying net profit for the first nine months of 2005 increased by 17% to €299 million from €254 million in the same period last year. For the third quarter underlying net profit increased by 20% to €142 million from €119 million.

Cash flow

Cash flow generated from operating activities improved by a solid €82 million from €431 million last year to €513 million for the first nine months. After deducting capital expenditure, cash flow was approximately €250 million during the first nine months of 2005, compared to approximately €168 million in the same period of 2004.

Capital expenditure

CCHBC had net expenditure of €264 million for fixed assets during the first nine months of 2005.  We continue to focus investment on increasing the availability of chilled beverages in the higher margin immediate consumption channel by investing in cold drink equipment. In addition, we continue to focus on growing return on invested capital by effectively redeploying assets and equipment within the Group to minimise cash outflows.

Acquisition of Serbian water company Vlasinka

On 14 April 2005, we completed the acquisition of the Serbian mineral water company Vlasinka, in conjunction with TCCC. The total consideration for the acquisition was €21.6 million (excluding acquisition costs). CCHBC purchased the operating assets and liabilities at Surdulica in Southern Serbia for €10.8 million, whilst TCCC purchased the mineral water brand ‘Rosa’ for €10.8 million.

Acquisition of Russian juice company Multon

On 20 April 2005, we completed jointly with TCCC the acquisition of the Multon group, a leading juice producer in the Russian Federation. The business will be run as a joint venture and is being accounted for as such. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands ‘Rich’, ‘Nico’ and ‘Dobry’. Total consideration for the acquisition was US $471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt and related deferred tax liability of US $37.2 million (€28.4 million). CCHBC’s share of the purchase price, debt and related deferred tax liability was US $254.1 million (€194.2 million).

Acquisition of Bulgarian water company Bankya

On 2 June 2005, we completed the acquisition of the Bulgarian mineral water company, Bankya. The acquisition includes production facilities located just outside of Sofia and the mineral water brand ‘‘Bankia’’. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.1 million.

Acquisition of Irish vending operator Vendit

On 28 September 2005, we completed the acquisition of Vendit, one of the largest independent vending operators in Ireland. The addition of Vendit to our business will significantly enhance our vending operation. Total consideration for the acquisition is currently estimated to be €7.9 million (excluding acquisition costs), with the assumption of debt of an additional €1.1 million.

Adoption of a commitment decision by the European Commission

The European Commission announced on 22 June 2005 that it had adopted a Commitment Decision concerning the commercial practices of the Coca-Cola system in the European Economic Area as a basis for terminating its investigation over the past five years into various commercial practices of the Coca-Cola system in certain European countries. The Decision is based on an Undertaking that TCCC, CCHBC and other major European bottlers originally filed with the Commission in October 2004 and follows consultation with the European Commission and the National Competition Authorities of the European Union’s Member States. The Undertaking will apply across 27 countries in Europe, in those channels of distribution where the carbonated soft drinks of TCCC account for over 40% of national sales and twice the nearest competitor’s share.

Update on restructuring costs

As was previously communicated in 2004, we took certain initiatives to consolidate our manufacturing network through rationalising sites, relocating manufacturing lines, and streamlining our warehouses. These initiatives are focused primarily on the Republic of Ireland and Northern Ireland, Greece and Austria. This year a decision was made to move towards developing a single all-island facility located in Northern Ireland at Knockmore Hill. As previously disclosed, we expect to incur €15 million of pre-tax restructuring charges, primarily non-cash, over the period 2005 to 2007. This non-cash charge, which will be recorded over the period as accelerated depreciation, resulted in a nine month 2005 charge of €4.8 million and a third quarter 2005 charge of €1.3 million. In addition, total cash charges associated with restructuring activities of €3.6 million were recorded in the first nine months of 2005 and €0.3 million in the third quarter.

2005 full year outlook

Our performance so far in the year reflects the successful execution of our highly focused strategic plans. We are continuing to see strong volume growth momentum across many of our markets, and we are investing for the long-term productivity of our business in line with our strategic plans. As a result, we are slightly upgrading our organic volume expectations and remain confident that we will be able to meet our previously communicated 2005 EBIT, EPS and ROIC targets. Excluding amortisation, adjustments to goodwill, the restructuring charges discussed above and including the impact of the newly acquired businesses, our 2005 financial targets are as follows:

•                  Volume growth of approximately 11%

•                  EBIT growth of approximately 12%

•                  EPS of €1.28-€1.30, an increase of 18%-19%

As previously communicated, the recently acquired businesses of Multon in Russia, Vlasinka in Serbia and Bankya in Bulgaria are expected to contribute approximately 2.5% to volume growth, approximately 3.0% to EBIT growth and €0.06 to EPS in 2005. CCHBC is consolidating the Multon joint venture effective from 20 April 2005. ROIC is expected to improve by 70-80 basis points and exceed our Weighted Average Cost of Capital, which we currently estimate to be at approximately 9.0%.

As we continue to invest in growing our business, we expect our net capital expenditure to be in the range of €400-420 million, including capital expenditure related to the newly acquired businesses. In addition, it is anticipated that net capital expenditure related to the single all Ireland facility will be in the range of €40-45 million over the next three year period.

As we finalise our three year business planning process, we remain confident that our business presents further growth opportunities and accordingly expect our 2006 targets to be in line with our long term growth model. More detailed guidance will be provided when we announce our full year results which are scheduled to be released mid-February 2006.

Conference call

CCHBC will host a conference call with financial analysts to discuss the 2005 nine months results on 23 November 2005 at 4:00 pm, Athens time (2:00 pm, London time and 9:00 am, New York time). Interested parties can access the live audio webcast of the call through CCHBC’s website (www.coca-colahbc.com).

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties. These statements may generally, but not always, be identified by the use of words such as ‘believe’, ‘outlook’, ‘guidance’, ‘intend’, ‘expect’, ‘anticipate’, ‘plan’, ‘target’ and similar expressions to identify forward-looking statements.  All statements other than statements of historical facts, including, among others, statements regarding our future financial position and results, business strategy and the effects of our recent acquisitions on our business and financial condition, our future dealings with TCCC, budgets, projected levels of consumption and production, projected raw material and other costs, estimates of capital expenditure and plans and objectives of management for future operations, are forward-looking statements.  You should not place undue reliance on these forward-looking statements.  By their nature, forward-looking statements involve risk and uncertainty because they reflect our current expectations and assumptions as to future events and circumstances that may not prove accurate.  Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the risks described in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (File No 1-31466).

 Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot assure you that our future results, level of activity, performance or achievements will meet these expectations.  Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements.  Unless we are required by law to update these statements, we will not necessarily update any of these statements after the date of the consolidated financial statements included here, either to conform them to actual results or to changes in our expectations.

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 30 September 2005 (IFRS)

Condensed consolidated income statement (unaudited)

	Note	Nine months to 30 September 2005	Nine months to 1 October 2004
		€ million	€ million

Net sales revenue	3	3,674.9	3,299.3
Cost of goods sold		(2,142.7)	(1,938.5)

Gross profit		1,532.2	1,360.8

Operating expenses		(1,079.9)	(958.8)
		452.3	402.0

Amortisation of intangible assets		—	(78.2)
Adjustments to intangible assets	4	(23.3)	(24.6)
Restructuring costs	5	(8.4)	—

Total operating expenses		(1,111.6)	(1,061.6)

Operating profit (EBIT)	3	420.6	299.2

Finance costs	6	(38.2)	(45.6)
Share of results of associates		0.6	0.3

Profit before taxation		383.0	253.9

Taxation	7	(76.2)	(66.3)

Profit for the period		306.8	187.6

Attributable to:
Minority interests		6.3	11.4
Shareholders of the Group		300.5	176.2

Basic & diluted earnings per share (Euro)	8	1.26	0.74

Volume (million unit cases)	3	1,211.0	1,084.6

EBITDA (€ million)	3	679.0	611.8

The notes on pages 19 to25 are an integral part of these interim consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 30 September 2005 (IFRS)

Condensed consolidated income statement (unaudited)

	Note	Three months to 30 September 2005	Three months to 1 October 2004
		€ million	€ million

Net sales revenue	3	1,386.7	1,226.8
Cost of goods sold		(795.1)	(716.9)

Gross profit		591.6	509.9

Operating expenses		(387.2)	(333.2)
		204.4	176.7

Amortisation of intangible assets		—	(26.0)
Adjustments to intangible assets	4	(11.6)	(9.2)
Restructuring costs	5	(1.6)	—

Total operating expenses		(400.4)	(368.4)

Operating profit (EBIT)	3	191.2	141.5

Finance costs	6	(11.8)	(21.5)
Share of results of associates		0.1	(0.1)

Profit before taxation		179.5	119.9

Taxation	7	(31.1)	(22.6)

Profit for the period		148.4	97.3

Attributable to:
Minority interests		1.9	4.5
Shareholders of the Group		146.5	92.8

Basic & diluted earnings per share (Euro)	8	0.61	0.39

Volume (million unit cases)	3	455.6	402.0

EBITDA (€ million)	3	285.2	248.5

The notes on pages 19 to25 are an integral part of these interim consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 30 September 2005 (IFRS)

Condensed consolidated balance sheet (unaudited)

		As at	As at	As at
	Note	30 September 2005	1 October 2004	31 December 2004
		€ million	€ million	€ million
Assets

Intangible assets	9	1,839.1	1,700.9	1,683.5
Property, plant and equipment	9	2,246.0	2,072.2	2,061.1
Other non-current assets		91.2	56.0	77.1

Total non-current assets		4,176.3	3,829.1	3,821.7

Inventories		393.7	342.5	334.9
Trade and other receivables		848.6	727.1	687.7
Cash and cash equivalents	10	164.8	284.4	38.3

Total current assets		1,407.1	1,354.0	1,060.9

Total assets		5,583.4	5,183.1	4,882.6

Liabilities

Short term borrowings	10	569.7	379.5	95.0
Other current liabilities		1,000.4	894.2	900.8

Total current liabilities		1,570.1	1,273.7	995.8

Long term borrowings	10	1,332.8	1,515.6	1,454.0
Other non-current liabilities		286.2	270.6	364.8

Total non-current liabilities		1,619.0	1,786.2	1,818.8

Shareholders’ equity		2,304.7	2,034.4	1,980.3
Minority interests		89.6	88.8	87.7

Total equity		2,394.3	2,123.2	2,068.0

Total equity and liabilities		5,583.4	5,183.1	4,882.6

The notes on pages 19 to25 are an integral part of these interim consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 30 September 2005 (IFRS)

Condensed consolidated cash flow statement (unaudited)

	Note	Nine months to 30 September 2005	Nine months to 1 October 2004	Year ended 31 December 2004
		€ million	€ million	€ million
Operating profit		420.6	299.2	254.5
Depreciation of property, plant and equipment	9	232.4	208.9	289.4
Amortisation of intangible assets		—	78.2	106.6
Adjustments to intangible assets	4	23.3	24.6	24.6
Employee share options		2.7	0.9	1.4
Other non-cash items		—	—	3.6
		679.0	611.8	680.1

Gain on disposal of non-current assets		(7.6)	(5.8)	(6.1)
Increase in inventories		(33.0)	(37.2)	(34.5)
Increase in trade and other receivables		(94.7)	(89.7)	(27.1)
Increase in trade payables and other liabilities		46.5	30.8	47.0
Taxation paid		(77.0)	(79.0)	(106.1)
Cash flow generated from operating activities		513.2	430.9	553.3

Investing activities:
Payment for purchase of property, plant and equipment		(262.7)	(263.4)	(362.0)
Receipts from disposal of property, plant and equipment		10.8	7.6	21.2
Net (payments) receipts from investments		(0.7)	14.2	6.0
Proceeds from sale of trademark		9.0	—	8.6
Net payments for acquisitions		(193.4)	(2.1)	(3.1)
Net cash used in investing activities		(437.0)	(243.7)	(329.3)

Financing activities:
Return of capital to shareholders		—	(0.4)	(0.4)
Proceeds from shares issued to employees exercising stock options		—	—	19.2
Net increase (decrease) in borrowings		177.9	164.0	(125.6)
Principal repayments of finance lease obligations		(11.9)	(8.7)	(11.7)
Net interest paid		(42.8)	(46.2)	(55.3)
Net dividend paid to group shareholders and minority interests		(75.2)	(52.9)	(53.1)
Net cash from (used in) financing activities		48.0	55.8	(226.9)

Increase (decrease) in cash and cash equivalents		124.2	243.0	(2.9)

Movement in cash and cash equivalents:
Cash and cash equivalents at 1 January		38.3	39.4	39.4
Increase (decrease) in cash and cash equivalents		124.2	243.0	(2.9)
Effect of changes in exchange rates		2.3	2.0	1.8

Cash and cash equivalents		164.8	284.4	38.3

The notes on pages 19 to25 are an integral part of these interim consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 30 September 2005 (IFRS)

Consolidated statement of movements in equity (unaudited)

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Accumulated deficit	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Balance as at 31 December 2003	118.5	1,621.7	23.0	295.6	(187.0)	1,871.8	80.8	1,952.6
Changes in accounting policy	—	—	—	(0.5)	(2.6)	(3.1)	—	(3.1)
Restated balance	118.5	1,621.7	23.0	295.1	(189.6)	1,868.7	80.8	1,949.5

Profit for the period	—	—	—	—	176.2	176.2	11.4	187.6
Valuation gains on available-for- sale investments taken to equity	—	—	—	0.2	—	0.2	—	0.2
Cash flow hedges:
Losses taken to equity	—	—	—	(5.1)	—	(5.1)	—	(5.1)
Foreign currency translation	—	—	40.7	—	—	40.7	1.7	42.4
Comprehensive income	—	—	40.7	(4.9)	176.2	212.0	13.1	225.1
Share based compensation						—
Options	—	—	—	0.9	—	0.9	—	0.9
Employee share purchase plan	—	—	—	0.2	—	0.2	—	0.2
Reinvestment of shares held by minority interests	—	—	—	—	—	—	0.2	0.2
Dividends	—	—	—	—	(47.4)	(47.4)	(5.3)	(52.7)
Balance as at 1 October 2004	118.5	1,621.7	63.7	291.3	(60.8)	2,034.4	88.8	2,123.2

Profit for the period	—	—	—	—	(69.5)	(69.5)	2.9	(66.6)
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.4	—	0.4	—	0.4
Cash flow hedges:
Losses taken to equity	—	—	—	(6.9)	—	(6.9)	—	(6.9)
Losses transferred to profit and loss for the period	—	—	—	6.3	—	6.3	—	6.3
Foreign currency translation	—	—	(4.0)	—	—	(4.0)	(3.9)	(7.9)
Tax on items taken directly to or transferred from equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Comprehensive income	—	—	(4.0)	(0.4)	(69.5)	(73.9)	(1.0)	(74.9)
Shares issued to employees exercising stock options	0.6	18.6	—	—	—	19.2	—	19.2
Share based compensation
Options	—	—	—	0.5	—	0.5	—	0.5
Employee share purchase plan	—	—	—	0.1	—	0.1	—	0.1
Reinvestment of shares held by minority interests	—	—	—	—	—	—	(0.1)	(0.1)
Appropriation of reserves	—	—	—	15.0	(15.0)	—	—	—
Balance as at 31 December 2004	119.1	1,640.3	59.7	306.5	(145.3)	1,980.3	87.7	2,068.0

	Attributable to equity holders of the Group
	Share capital	Share premium	Exchange equalisation reserve	Other reserves	Accumulated deficit	Total	Minority interest	Total equity
	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million

Balance as at 31 December 2004	119.1	1,640.3	59.7	306.5	(145.3)	1,980.3	87.7	2,068.0

Profit for the period	—	—	—	—	300.5	300.5	6.3	306.8
Valuation gains on available-for-sale investments taken to equity	—	—	—	0.9	—	0.9	—	0.9
Cash flow hedges:
Losses taken to equity	—	—	—	(0.6)	—	(0.6)	—	(0.6)
Losses transferred to profit and loss for the period	—	—	—	4.7	—	4.7	—	4.7
Foreign currency translation	—	—	82.1	—	—	82.1	5.3	87.4
Tax on items taken directly to or transferred from equity	—	—	—	(0.2)	—	(0.2)	—	(0.2)
Comprehensive income	—	—	82.1	4.8	300.5	387.4	11.6	399.0
Share based compensation						—
Options	—	—	—	2.5	—	2.5	—	2.5
Movement in shares held for equity compensations reserve	—	—	—	1.5	—	1.5	—	1.5
Movement in treasury shares	—	—	—	(0.3)	—	(0.3)	—	(0.3)
Acquisition of shares held by minority interests	—	—	—	—	—	—	(0.1)	(0.1)
Reinvestment of shares held by minority interests	—	—	—	—	—	—	0.2	0.2
Appropriation of reserves	—	—	—	(42.3)	42.3	—	—	—
Dividends	—	—	—	—	(66.7)	(66.7)	(9.8)	(76.5)
Balance as at 30 September 2005	119.1	1,640.3	141.8	272.7	130.8	2,304.7	89.6	2,394.3

The notes on pages 19 to25 are an integral part of these interim consolidated financial statements

Coca-Cola Hellenic Bottling Company S.A.

Results for the nine months ended 30 September 2005 (IFRS)

Condensed notes to the consolidated financial statements (unaudited)

1.                                      Accounting policies

The accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2004 with the exception of the changes mentioned below.

Costs that are incurred unevenly during the financial year are anticipated or deferred in the interim report only if it would also be appropriate to anticipate or defer such costs at the end of the financial year.

These condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (‘IAS’) 34, Interim Financial Reporting and should be read in conjunction with the 2004 annual financial statements, which include a full description of the Group’s accounting policies.

Changes in accounting policy

In March 2004, the International Accounting Standards Board (‘IASB’) issued International Financial Reporting Standard (‘IFRS’) 3, Business Combinations, and revised standards IAS 36, Impairment of Assets and IAS 38, Intangible Assets. The main effect to the Group is that amortisation of goodwill and intangible assets with indefinite useful lives has ceased. Instead, the assets are tested for impairment annually or more frequently if events or changes in circumstances indicate a possible impairment. CCHBC has applied IFRS 3 and the revised provisions of IAS 36 and IAS 38 from 1 January 2005. As the standard is applicable prospectively, prior year comparatives have not been restated.

From 1 January 2005, the Group applied IFRS 2, Share-Based Payments. This standard requires compensation costs related to share based payments to be recognised in the financial statements. Under the standard, the compensation cost is determined based on the grant date fair value of the equity or liability instrument issued. The standard is applicable to grants of shares, share options or any equity instruments granted after 7 November 2002 and have not yet vested at the effective date of the standard. The adoption of IFRS 2 results in the Group reflecting a charge to the income statement for share options. In addition, there is a change to the timing of the charge for stock appreciation rights. As a consequence, prior year comparatives have been revised. The effect on the comparative net results for the nine months of 2004 is a decrease of €1.1 million and the effect on the full year comparative net results is a decrease of €1.4 million. The charge to the Group in the nine months of 2005 for existing share options is €2.5 million.

In December 2003, the IASB published revisions to IAS 39, Financial Instruments: Recognition and Measurement. The revised standard was applied from 1 January 2005 and clarifies terms in relation to derecognition of financial assets, measurement of fair value, impairment, hedge accounting and embedded derivatives in non-financial contracts. The revised standard resulted in certain embedded derivatives no longer qualifying for separation.  As a consequence, prior year comparatives have been revised. The effect on the comparative net results for the nine months of 2004 is a decrease of €1.0 million with a reduction of net assets and total equity of €1.4 million. The effect on the full year comparative net results is a decrease of €3.9 million and a reduction of net assets and total equity of €4.7 million.  Also, the revised standard no longer permits the recognition of unrealised gains or losses on the valuation of available for sale assets in the income statement. Instead, changes in fair value of available for sale assets are recognised directly in equity until the financial assets are derecognised, at which time the cumulative gain or loss previously in equity is recognised through the income statement. The effect on the comparative net results for the nine months of 2004 is a decrease of €0.2 million while the effect on the full year comparative results is a decrease of €0.4 million.

With effect from 2004, the Group changed its policy of revaluing land and buildings in accordance with the allowed alternative treatment under IAS 16, Property, Plant and Equipment, to record land and buildings at cost. Prior to 2004, land and buildings were revalued by independent valuers every five years. Increases in the carrying amount of land and building arising on revaluation were credited to the revaluation reserve in shareholders’ equity. Decreases that offset previous increases of the same asset were charged against the revaluation reserve; all other decreases were charged to the income statement. The revaluation surplus included in equity was directly transferred to retained earnings when the surplus was realised. The change in accounting policy was undertaken to provide a more appropriate presentation of the results of the Group and in order to provide more consistency with other companies in the same or comparable industries, the majority of whom do not revalue their assets. In particular, our peer group generally report under US GAAP where asset revaluation is not permitted. Further, the policy change brings our accounting treatment in line with our US reporting. Prior year comparatives for the nine months of 2004 have been restated. The effect on the nine months comparative net results is an increase of €0.4 million and a reduction of net assets and total equity of €36.7 million.

2.                                      Exchange rates

For CCHBC, we believe that the euro is the most appropriate reporting currency, as it is the currency most closely aligned to the operating currencies of the Group. CCHBC translates the income statements of subsidiary operations to the euro at average exchange rates and the balance sheet at the closing exchange rate for the period.

The principal exchange rates used for transaction and translation purposes in respect of one euro were:

	Average		Closing
	Year to September		30 September	31 December
	2005	2004	2005	2004
US dollar	1.25	1.22	1.20	1.36
UK sterling	0.68	0.67	0.68	0.71
Polish zloty	4.07	4.62	3.91	4.06
Nigerian naira	165.75	163.30	155.66	180.95
Hungarian forint	247.41	252.28	247.56	245.89
Swiss franc	1.55	1.55	1.56	1.54
Russian rouble	35.46	35.27	34.38	37.81
Romanian lei	3.62	4.08	3.54	3.94

3.                                      Segmental analysis

The Group has one business, being the production, distribution and sale of alcohol-free, ready-to-drink beverages. The Group operates in 26 countries, and its financial results are reported in the following segments:

Established markets:

Austria, Greece, Italy, Northern Ireland, Republic of Ireland and Switzerland.

Developing markets:

Croatia, Czech Republic, Estonia, Hungary, Latvia, Lithuania, Poland, Slovakia and Slovenia.

Emerging markets:

Armenia, Belarus, Bosnia and Herzegovina, Bulgaria, FYROM, Moldova, Nigeria, Romania, Russia, Serbia and Montenegro, and Ukraine.

	Volume in unit cases	Net sales revenue	EBITDA	EBIT
	million	€ million	€ million	€ million
Established markets
3 months ended 30 September 2005	154.0	609.1	124.3	82.4
3 months ended 1 October 2004	153.2	611.4	119.8	63.5
9 months ended 30 September 2005	442.1	1,773.2	333.3	220.2
9 months ended 1 October 2004	439.6	1,755.7	322.6	157.4
12 months ended 31 December 2004	563.5	2,245.9	332.8	106.1

Developing markets
3 months ended 30 September 2005	91.1	258.2	44.6	26.8
3 months ended 1 October 2004	79.7	229.2	40.4	21.9
9 months ended 30 September 2005	233.9	649.0	97.5	44.6
9 months ended 1 October 2004	204.2	562.5	90.9	35.7
12 months ended 31 December 2004	268.3	732.6	102.7	27.7

Emerging markets
3 months ended 30 September 2005	210.5	519.4	116.3	82.0
3 months ended 1 October 2004	169.1	386.2	88.3	56.1
9 months ended 30 September 2005	535.0	1,252.7	248.2	155.8
9 months ended 1 October 2004	440.8	981.1	198.3	106.1
12 months ended 31 December 2004	580.9	1,269.0	244.6	120.7

Total CCHBC
3 months ended 30 September 2005	455.6	1,386.7	285.2	191.2
3 months ended 1 October 2004	402.0	1,226.8	248.5	141.5
9 months ended 30 September 2005	1,211.0	3,674.9	679.0	420.6
9 months ended 1 October 2004	1,084.6	3,299.3	611.8	299.2
12 months ended 31 December 2004	1,412.7	4,247.5	680.1	254.5

4.                                      Adjustments to intangible assets

During 2004 and 2005, CCHBC recognised deferred tax assets that had previously not been recognised on the acquisition of Coca-Cola Beverages plc by Hellenic Bottling Company S.A. In accordance with IAS 12, Income Taxes, when deferred tax assets have not been recognised on acquisition and are subsequently recognised, both goodwill and deferred tax assets are adjusted with corresponding entries to operating expense and taxation in the income statement. Therefore, a charge of €23.3 million (2004: €24.6 million) has been recorded in operating expenses for the nine months of the year and a deferred tax credit of €23.3 million (2004: €24.6 million) included within taxation on the income statement. The respective charge and deferred tax credit for the third quarter of 2005 is €11.6 million (2004: €9.2 million).

5.                                      Restructuring costs

Restructuring costs totalled €8.4 million for the first nine months and €1.6 million for the third quarter. This was comprised of €3.6 million of redundancy charges and €4.8 million of accelerated depreciation on plant and equipment identified as having a reduced useful life as a result of restructuring. For the third quarter, the €1.6 million amount of restructuring costs was comprised of €0.3 million of redundancy charges and €1.3 million of accelerated depreciation. The restructuring primarily relates to the consolidation of operations in the Republic of Ireland and Northern Ireland.

6.                                      Finance costs

	Nine months to 30 September 2005	Nine months to 1 October 2004
	€ million	€ million

Interest expense	42.3	50.6
Net foreign exchange translation gains	(4.9)	(0.6)
Fair value losses on interest rate swaps	2.9	0.1
Interest income	(2.1)	(4.5)
Total finance costs	38.2	45.6

	Three months to 30 September 2005	Three months to 1 October 2004
	€ million	€ million

Interest expense	13.5	21.1
Net foreign exchange translation (gains) losses	(1.1)	1.3
Fair value losses on interest rate swaps	—	0.1
Interest income	(0.6)	(1.0)
Total finance costs	11.8	21.5

7.                                      Taxation

The effective tax rate for the Group differs from the 2005 Greek statutory rate of 32% (2004: 35%) as a consequence of a number of factors, the most significant of which are the non-deductibility of certain expenses and the fact that the tax rates in the countries in which the Group operates differ materially from the Greek statutory tax rate. The statutory tax rates applicable to the country operations of the Group range from 0%-37%.

A best estimate of the expected full year average annual income tax rate is made for each country and applied to the profits and losses for the period arising in the respective tax jurisdictions.

The effective tax rate for the Group varies on a quarterly basis as a result of the mix of taxable profits and deductible expenses across territories and as a consequence of tax adjustments, including legislative and regulatory changes, arising during the year that are not necessarily referable to the current year’s operations.

The effective tax rate (excluding the amortisation of, and other adjustments to, intangible assets) is expected to be approximately 26% for the full year 2005. This rate is quoted before any tax credit is recognised for the current recognition of previously unrecognised accumulated tax losses.

8.                                   Earnings per share

Basic earnings per share is calculated by dividing the net profit attributable to shareholders by the weighted average number of shares in issue during the period (2005: 238,260,129 shares; 2004: 236,925,277 shares).

9.                                   Tangible and intangible assets

	Property, plant and equipment	Intangible assets
	€ million	€ million

Opening net book value as at 1 January 2005	2,061.1	1,683.5
Additions	300.0	—
Arising on recognition of deferred tax assets in connection with the acquisition of Coca-Cola Beverages plc	—	(23.3)
Arising on current year acquisition	34.5	167.5
Disposals	(12.0)	—
Depreciation	(232.4)	—
Foreign exchange differences	94.8	11.4
Closing net book value as at 30 September 2005	2,246.0	1,839.1

10.                            Net debt

	As at 30 September 2005	As at 1 October 2004	As at 31 December 2004
	€ million	€ million	€ million

Long-term borrowings	1,332.8	1,515.6	1,454.0
Short-term borrowings	569.7	379.5	95.0
Cash and cash equivalents	(164.8)	(284.4)	(38.3)
Net debt	1,737.7	1,610.7	1,510.7

During the first nine months of 2005, we issued €240.0 million of commercial paper under our €1.0 billion global commercial paper program. Proceeds from the issuance were used mainly to fund the acquisitions of Russian juice maker Multon and the mineral water companies Vlasinka and Bankya in Serbia and Bulgaria, respectively (refer to note 13).

11.                            Dividends

The shareholders approved a dividend of €0.28 per share (totaling €66.7 million) for the year ended 31 December 2004 at the Annual General Meeting held on 17 June 2005.

12.                            Contingencies

On 29 June 2005, the Greek Competition Authority requested us to provide information on our commercial practices as a result of a complaint by certain third parties regarding our level of compliance with its decision of 25 January 2002. On 7 October 2005, we were served with notice to appear before the Competition Authority. On such date we were also made aware that in its recommendation to the Competition Authority its Secretariat claims that we did not properly comply with its decision of 25 January 2002 during the period covered by its investigation and proposes the imposition of a fine on CCHBC of €5,869 for each day that we delayed to comply since the decision of 25 January 2002 which, through 30 September 2005, could amount up to approximately €7.9 million. The first hearing before the Competition Authority is currently scheduled for 8 December 2005.

We believe we have substantial legal and factual defenses to the Secretariat’s claims. However, at this time we cannot predict the outcome of these proceedings.

The European Commission announced on 22 June 2005 that it had adopted a Commitment Decision concerning the commercial practices of the Coca-Cola system in the European Economic Area as a basis for terminating its investigation over the past five years into various commercial practices of the Coca-Cola system in certain European countries. The Decision is based on an Undertaking that TCCC, CCHBC and other major European bottlers originally filed with the Commission in October 2004, and follows consultation with the European Commission and the National Competition Authorities of the European Union’s Member States. The Undertaking will apply across 27 countries in Europe, in those channels of distribution where the carbonated soft drinks of TCCC account for over 40% of national sales and twice the nearest competitor’s share.

Except for the issues mentioned above, there have been no significant changes in contingencies since 31 December 2004 (as described in the 2004 Annual Report).

13.                            Recent acquisitions

a)                                       Vlasinka

On 14 April 2005, we completed the acquisition of the Serbian mineral water company Vlasinka, in conjunction with TCCC. The total consideration for the acquisition was €21.6 million (excluding acquisition costs). CCHBC purchased the operating assets and liabilities at Surdulica in Southern Serbia for €10.8 million, whilst TCCC purchased the mineral water brand ‘Rosa’ for €10.8 million.

b)                                      Multon

On 20 April 2005, we completed jointly with TCCC the acquisition of the Multon group, a leading juice producer in the Russian Federation. The business will be run as a joint venture and is being accounted for as such. Multon has production facilities in Moscow and St. Petersburg and produces and distributes juice products under the brands ‘Rich’, ‘Nico’ and ‘Dobry’. Total consideration for the acquisition was US $471.0 million (€359.9 million) (excluding acquisition costs), plus the assumption of debt and related deferred tax liability of US $37.2 million (€28.4 million). CCHBC’s share of the purchase price, debt and related deferred tax liability was US $254.1 million (€194.2 million).

c)                                       Bankya

On 2 June 2005, we completed the acquisition of the Bulgarian mineral water company, Bankya.  The acquisition includes production facilities located just outside of Sofia and the mineral water brand ‘Bankia’. Total consideration for the acquisition was €10.7 million (excluding acquisition costs), with the assumption of debt of an additional €2.1 million.

d)                                      Vendit

On 28 September 2005, we completed the acquisition of Vendit, one of the largest independent vending operators in Ireland. The addition of Vendit to our business will significantly enhance our vending operation. Total consideration for the acquisition is currently estimated to be €7.9 million (excluding acquisition costs), with the assumption of debt of an additional €1.1 million.

14.                            Employee numbers

The average number of full-time equivalent employees in the first nine months of 2005 was 41,528 (2004: 37,950).

Armenia, Austria, Belarus, Bosnia & Herzegovina, Bulgaria, Croatia, Czech Republic, Estonia
FYROM, Greece, Hungary, Ireland, Italy, Latvia, Lithuania, Moldova, Nigeria, Northern Ireland,
Poland, Romania, Russia, Serbia & Montenegro, Slovakia, Slovenia, Switzerland, Ukraine

Coca-Cola Hellenic Bottling Company S.A.
enters into exclusive negotiations to purchase the leading juice company in
Serbia and Montenegro

Athens, Greece - 9 September 2005 - Coca-Cola Hellenic Bottling Company S.A. (Coca-Cola HBC, CCHBC) announced today that it has entered into exclusive negotiations to acquire jointly with The Coca-Cola Company 100% of Fresh and Co, the leading producer of fruit juices in Serbia and Montenegro.

The potential acquisition involves a production facility located at Subotica and the juice and nectar brands Next and Su-Voce.

CCHBC will commence distribution of Fresh and Co products in Serbia and Montenegro immediately.

Coca-Cola HBC is one of the world’s largest bottlers of products of The Coca-Cola Company and has operations in 26 countries serving a population of approximately 540 million people. CCHBC shares are listed on the Athens Exchange (ATHEX: EEEK), with secondary listings on the London (LSE: CCB) and Australian (ASX: CHB) Stock Exchanges. CCHBC’s American Depositary Receipts (ADRs) are listed on the New York Stock Exchange (NYSE: CCH).

INQUIRIES

Company Contacts: Coca-Cola HBC – Investor Relations Melina Androutsopoulou George Toulantas Thalia Chantziara	Tel: +30 210 618 3100 e-mail: investor.relations@cchbc.com

European Press Contact: Financial Dynamics Athens Alastair Hetherington	Tel: (+30) 210 725 8194 Mobile: (+30) 694 775 2284 e-mail: alastair.hetherington@fd.com

US Press Contact: Financial Dynamics US Jim Olecki	Tel: +1 212 850 5600 e-mail: jolecki@fd-us.com

Coca-Cola HBC’s website is located at www.coca-colahbc.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Coca-Cola Hellenic Bottling Company S.A.

	By:	/s/ Jan Gustavsson
Name: Jan Gustavsson
Title: General Counsel & Company Secretary

Date November 23, 2005